February 3, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Cash, Accounting Branch Chief

Re:	Argan, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2008
Definitive Proxy Statement on Schedule 14A filed May 14, 2008
Form 10-Q for the Fiscal Quarter Ended October 31, 2008
File No. 001-31756

Dear Mr. Cash:

Set forth below are responses to your letter dated January 13, 2009 (the “Comment Letter”) regarding our Form 10-K for the fiscal year ended January 31, 2008; definitive proxy statement on Schedule 14A filed on May 14, 2008; and our Form 10-Q for the fiscal quarter ended  October 31, 2008 of Argan, Inc. (the “Company”).  All responses correspond to the sequential numbering of the comments and headings used in the Comment Letter issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company affirms that it is responsible for the accuracy and adequacy of the disclosures that have been made in its filings. Furthermore, the Company acknowledges that the comments made by the Staff, and any resulting modifications of the Company’s disclosures, do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses to the Comment Letter are as follows:

Form 10-K for the Fiscal Year Ended January 31, 2008
Material filed with the Securities and Exchange Commission, page 8

1.	In future filings, please use the Commission’s updated address pursuant to Item 101(e)(2) of Regulation S-K.

Response

In future filings, we will use the following address:

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

2.
We note that your disclosure of the non-GAAP measure “EBITDA” appears to adjust for items in addition to what the acronym suggests.  Additionally, the presentation does not appear to comply with Item 10(e) of Regulation S-K since it includes stock option compensation expense which appears to be a necessary recurring cost of running your business and included the impairment losses of VLI which appears to have been reasonably likely to occur in the current fiscal year.  Please revise future filings accordingly or provide us a comprehensive explanation of how this measure complies with Item 10(e) of Regulation S-K.

Response

In future filings, we intend to present information in tabular form that reconciles our net income (loss) to Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) for the applicable periods. The reconciling items will consist of adjustments for interest expense, income tax expense/benefit, depreciation expense, amortization expense, and asset impairment losses. Using amounts for the nine month periods ended October 31, 2008 and 2007, our information would be presented as follows:

	Adjusted EBITDA
	Nine Months Ended October 31,
	2008	2007
Net income (loss), as reported	$4,985,000	$(2,640,000)
Income tax expense	3,092,000	1,253,000
Depreciation and other amortization	842,000	968,000
Amortization of purchased intangible assets	1,289,000	5,290,000
Interest expense	336,000	550,000
EBITDA	10,544,000	5,421,000
Asset impairment losses	1,946,000	4,666,000
Adjusted EBITDA	$12,490,000	$10,087,000

We do not present either EBITDA or Adjusted EBITDA in attempts to “smooth out” or to present “recurring” income. Rather, we believe that Adjusted EBITDA is a meaningful measure of the cash flows provided by our business operations without the effects of changes in working capital accounts. This presentation enables us to assess and compare our cash flow performance on a consistent basis by removing from our operating results the impacts of our capital structure and asset base, the accounting methods used to compute depreciation and amortization, the existence or timing of asset impairments, and the effect of operating in different income tax jurisdictions. We believe that EBITDA is useful to investors and analysts as it is a widely used measure of performance and the additional adjustments we make to arrive at Adjusted EBITDA provide further clarity on our cash flow performance. In the computation of Adjusted EBITDA, we remove the effect of asset impairments for the same reason that we remove depreciation and amortization as it is a part of the impact of our asset base. Please note that we do not intend to present non-cash stock option compensation expense as a reconciling item in order to determine either EBITDA or Adjusted EBITDA.

As neither EBITDA nor Adjusted EBITDA are measures of performance calculated in accordance with generally accepted accounting principles (“GAAP”), we do not believe that these measures should be considered in isolation from, or as a substitute for, the results of our operations presented in accordance with GAAP that are included in our consolidated financial statements. In addition, our Adjusted EBITDA does not necessarily represent funds available for discretionary use and is not necessarily a measure of our ability to fund our cash needs.

As we believe that our net cash flow from operations is the most directly comparable performance measure determined in accordance with GAAP, we also intend to reconcile the amounts of Adjusted EBITDA for the applicable periods, as presented above, to the corresponding amounts of net cash flows provided by (used in) operating activities as included on our consolidated statements of cash flows as follows:

	Reconciliation of Adjusted EBITDA
	Nine Months Ended October 31,
	2008	2007
Adjusted EBITDA	$12,490,000	$10,087,000
Current income tax (expense) benefit	(4,987,000)	(3,677,000)
Interest expense	(336,000)	(550,000)
Non-cash stock option compensation expense	848,000	282,000
Provision for inventory obsolescence	812,000	378,000
Equity in net loss of unconsolidated subsidiary	359,000	--
Decrease in escrowed cash	4,074,000	625,000
(Decrease) increase in billings in excess of costs and earnings	(7,537,000)	50,774,000
Other, net	580,000	(2,942,000)
Net cash provided by operations	$6,303,000	$54,977,000

Exhibits

3.
Please file your bylaws on EDGAR as an exhibit to a future filing.  We note that they were originally filed in paper with your Form S-1 in 1991.  As such they should not be incorporated by reference as a document on file with the Commission for more than five years.  Please see Item 10(d) of Regulation S-K.

Response

We will file a copy of our bylaws as an exhibit to our Form 10-K for the fiscal year ended January 31, 2009.

Definitive Proxy Statement on Schedule 14A filed May 14, 2008.

4.
In future filings, please disclose whether you have a code of ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions pursuant to Item 406 of Regulation S-K.  We note that you have a code of ethics on file with the Commission which has been incorporated by reference as an Exhibit to your Form 10-K.

Response

As noted by the Commission, we do have a Code of Ethics for Senior Officers that was identified as Exhibit 14.1 in our Form 10-K for the year ended January 31, 2008.  Accordingly, in future filings of our Proxy Statement on Schedule 14A, we will disclose that we have a code of ethics pursuant to Item 406 of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008
Note 14 – Legal Contingencies, page 14

5.
Based on your current disclosures, it is unclear whether you believe a material loss is possible related to each of the lawsuits involved in the Kevin Thomas litigation.  If a material loss is reasonably possible, please provide the additional disclosures required by SAB 5:Y and SFAS 5.

Response

We do intend to re-evaluate the likelihood of an unfavorable outcome related to these matters as of each future reporting date. At October 31, 2008, we did not believe a material loss was reasonably possible related to the lawsuits in the Kevin Thomas litigation, individually or in the aggregate. In future filings, we will include disclosure of our evaluation of the likelihood of material loss related to these matters.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

6.
Please expand MD&A in future filings to provide a discussion of the recent global economic downturn and its current and expected future impact on your operations, financial position and liquidity.  This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information.  Expand your liquidity discussion to address the expected impact to current and future cash flows of how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.  Please tell us your intentions with regard to this matter.

Response

In our view, the current economic crisis in the U.S. represents a very volatile general business environment, particularly for the financial sector. We are continuously alert for effects of this crisis that may be impacting our business currently and any new developments that may affect us going forward.

As long as this crisis continues and due to its magnitude, we would expect to expand MD&A in future filings, including our Form 10-K for the fiscal year ended January 31, 2009, to provide a discussion of the current global economic downturn and any specific effects on our business, particularly the power industry services segment. The net revenues of the power industries service segment represented approximately 92% of consolidated revenues for the nine months ended October 31, 2008. As a result, we expect that our discussion will be focused on this industry.

As of the year ended January 31, 2009, we expect to evaluate the manner in which the current economic and financial market conditions in the U.S., including the severe disruptions in the credit markets, are affecting our current projects and may affect future business. For example, we would discuss any known difficulties being experienced by project owners in obtaining or maintaining financing and any risk such circumstances may present to the timely completion of current projects or to anticipated new business opportunities. We will discuss plans that management may have in reaction to any identified adverse effects of the economic crisis on our business.

We also intend to assess our available liquidity in light of the financial market conditions, to describe our current capital resources, and to discuss capital issues impacting our ability to fund future operations as planned.

Exhibit 31 – Section 302 Certifications

7.
We note that your certifications omit the language in paragraph 4 which refers to internal controls over financial reporting as required by Item 601(B)(31) of Regulation S-K.  This language became required when you included a report by management on the effectiveness of the company’s internal control over financial reporting as disclosed in Item 9A(T) of your Form 10-K for the fiscal year ended January 31, 2008.  See Release No. 33-8760: Internal Control over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies for guidance. Please revise all future filings to include the aforementioned language in your certifications.

Response

Future filings will include the certification language required by Item 601(B)(31) of Regulation S-K, including paragraph 4(b).

If you have any further comments or questions regarding our response, please do not hesitate to contact me by phone at (301) 315-0027 or by fax at (301) 315-0064.

Sincerely,

/s/ Arthur F. Trudel

Arthur F. Trudel
Senior Vice President, Chief Financial Officer